Capitalisation and Indebtedness	Exhibit 99.2

The following table sets out the issued share capital of Barclays PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2018. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30.06.18
(000)
Share Capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	17,110,049

£m

Group equity

Called up share capital	4,278

Share premium account	17,866

Other reserves	4,532

Other equity instruments	8,938

Retained earnings	25,441

Total equity excluding non-controlling interests	61,055

Non-controlling interests	2,113

Total equity	63,168

Group indebtedness[1]

Subordinated liabilities	20,095

Debt securities in issue	78,404

Total indebtedness	98,499
Total capitalisation and indebtedness	161,667

Group contingent liabilities and commitments

Guarantees and letters of credit pledged as collateral security	14,844

Performance guarantees, acceptances and endorsements	4,479

Total contingent liabilities	19,323

Documentary credits and other short-term trade related transactions	1,055

Standby facilities, credit lines and other commitments	312,161

Total commitments	313,216

1	“Group indebtedness” includes interest accrued as at 30 June 2018 in accordance with International Financial Reporting Standards.

Barclays PLC	127